December 22, 2023

Peter J. Shea

Peter.Shea@klgates.com

T +1 212 536 3988
F +1 212 536 3901

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I Hashdex Bitcoin ETF Filing of Registration Statement on Form S-1 & Comment Response to Prior Submission of Draft Registration Statement on Form S-1 ((File No. 377-06858)

 Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which will operate as a separate series of the Registrant the Hashdex Bitcoin ETF (the “Fund”), we are filing together with this correspondence, the Registrant’s registration statement on Form S-1 (“Registration Statement”). The Registration Statement and this correspondence provide the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented in the Staff’s comment letter dated December 13, 2023 (“Comment Letter”), addressing the Registrant’s Amendment No. 1 to the confidential, non-public draft registration statement on Form S-1 that was submitted on November 14, 2023 (File No. 377-06858).

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1.	Please revise to describe the AML and KYC procedures conducted by the Fund and any applicable service providers.

RESPONSE:

Disclosure of AML and KYC procedures for the Fund and any applicable service providers is included in the prospectus contained in the Registration Statement (the “Prospectus”) under the caption “The Fund’s Operating Risks – Anonymity and illicit financing risk”.

K&L GATES LLP

599 LEXINGTON AVENUE NEW YORK NY 10022-6030

T +1 212 536 3900 F +1 212 536 3901 klgates.com

2.                   To the extent that you intend to use an updated fact sheet, please provide a copy for our review.

RESPONSE:

The Registrant has provided supplementally with this correspondence a draft copy of the updated fact sheet.

3.                   Please provide us with an update on the status of any review being conducted by the NFA and provide us with copies of any comments issued and your responses to those comments. Please also tell us whether there are any limitations, conditions or other restrictions on your activities as a commodity pool as it relates to your intentions to hold a mix of bitcoin and bitcoin futures.

RESPONSE:

Contemporaneously with the filing of the Registration Statement, the Registrant has submitted the Registration Statement to the NFA for review. There are no limitations, conditions or other restrictions on the Fund’s activities as a commodity pool as it relates to the Fund’s portfolio of bitcoin, Bitcoin Futures Contracts and cash and cash equivalents beyond those already disclosed in the Prospectus.

Prospectus Summary

4.                   Please revise to disclose here whether the Fund is a passive or active investment vehicle. Please also disclose, if true, that the Fund, the Sponsor and the service providers will not loan or pledge the Fund's assets, nor will the Fund's assets serve as collateral for any loan or similar arrangement.

RESPONSE:

The suggested revisions and disclosures appear under the caption “Prospectus Summary – The Fund’s Investment Objective”.

5.                   Please revise your disclosure here to provide quantitative information that demonstrates the volatility of the price of bitcoin and Bitcoin Futures Contracts.

RESPONSE:

The suggested disclosure revisions have been made under the caption “Prospectus Summary – Principal Investment Risk of an Investment in the Fund”.

6.                   Please revise your disclosure here to address the risks associated with the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin-related ETPs could have a detrimental effect on the scale and sustainability of your product.

RESPONSE:

A summary discussion of principal risks related to competition and its effects on scale and sustainability of the Fund have been added under the caption “Prospectus Summary – Principal Investment Risk of an Investment in the Fund”.

7.                   Please revise to disclose here to provide quantitative information that summarizes the historical range between the NAV per share and price of Shares in the secondary market. Similarly, please revise to provide quantitative information that summarizes the historical range between the Benchmark and the NAV of the Fund.

RESPONSE:

Quantitative information that summarizes the historical range between the NAV per share and price of Shares in the secondary market has been added as a new caption entitled “Share Price Premium and Discount” in the “Prospectus Summary” as suggested.

Please be advised that the Fund and the Predecessor Fund currently do not use the Benchmark for any purpose, and the Fund does not have information comparing its and the Predecessor Fund’s performance to the Benchmark. The Fund and the Predecessor Fund invest only in Bitcoin Futures Contracts, cash and cash equivalents at this time and currently benchmark their performance against an index that reflects only the CME closing settlement prices of certain Bitcoin Futures Contracts. Consequently, a presentation of data summarizing the historical range between the Benchmark and NAV of the Fund would be misleading, and the Registrant declines to provide this information in the Prospectus. When the Fund is able to implement the investment strategy described in the Prospectus, it will undertake to provide periodically such comparative data on its website and in future filings with the Commission.

The Benchmark Methodology

8.                   We note your disclosure on page 2 that the CIOC approves any material changes to the methodology and reviews the Benchmark methodology at least on an annual basis. Please revise to disclose whether Shareholders will be notified of any material changes to the Benchmark, and, if so, how. In addition, please identify the Core Exchanges of the Benchmark here. In this regard, we note that you identify the Constituent Exchanges of the CF Bitcoin Reference Rate on page 4 but do not identify the Benchmark Core Exchanges.

RESPONSE:

The suggested disclosure regarding notice to Shareholders in the event of material changes to the Benchmark has been made in the Prospectus Summary. In addition, the suggested Core Exchanges information have been added as well.

Bitcoin Future Contracts

9.                   We note your disclosure on page 3 that you will invest in bitcoin, BTC Contracts and MBT Contracts "to the extent necessary" to achieve exposure to the bitcoin futures market. Please clarify here what you mean by "to the extent necessary." In addition, please clarify what you mean by your statement that there is a December CME Bitcoin Futures Contract "if there is only one contract expiring in December at that point in time."

RESPONSE:

The phrase “to the extent necessary” has been deleted as surplusage, and the related disclosures have been clarified as suggested.

The Fund's Investment Strategies

10.               Please revise to disclose the number of BTC Contracts, MBT Contracts, bitcoin, cash and cash equivalents that you hold as of the most recent practicable date, and revise to describe your policies regarding (i) how you determine the percentage of Bitcoin Futures Contracts and the percentage of bitcoin held by the Fund, (ii) the amount of cash and cash equivalents held by the Fund and (iii) how often you engage in transactions to rebalance the percentage of Bitcoin Futures Contracts and bitcoin held.

RESPONSE:

The suggested disclosure revisions have been made in the Prospectus Summary under the caption “The Fund’s Investment Strategies”.

11.               Please revise to disclose the CME dynamic price fluctuation limits for Bitcoin Future Contracts, and discuss how frequently such limits have historically been imposed. In addition, we note your disclosure on page 6 that "[i]f the CME halted trading in Bitcoin Futures Contracts for other reasons, including if trading were halted for an entire trading day or several trading days, the Fund would value its Bitcoin Futures Contracts by using the settlement price that the CME publishes." Please describe the price that the CME would publish if the trading of Bitcoin Futures Contracts is halted.

RESPONSE:

The suggested revisions have been made under the caption “Prospectus Summary – The Fund’s Investment Strategies”.

The Fund's Investments in Bitcoin

12.               Please revise to describe the "Investment Restrictions on Spot Bitcoin" and disclose your Spot Bitcoin Limits, including quantification in dollars of those limits in recent periods in order to provide context around how those limits may impact the composition of your assets. In addition, please revise to summarize here and describe in greater detail on page 53 the mechanics of how you purchase and sell bitcoin and Bitcoin Futures Contracts in EFP transactions, including (i) whether you sell and purchase first to expire or second to expire BTC Contracts and/or MBT Contracts, (ii) whether you use the CME's daily settlement prices from the prior day as the reference price for the Bitcoin Futures Contracts sold or purchased in the EFP transactions, and, if not, how and when you calculate the reference price of the Bitcoin Futures Contracts, (iii) how and when you calculate the reference price of the bitcoin sold or purchased in the EFP transactions, (iv) whether you use the Direct Request for Quote available in the CME Direct, (v) the mechanics of how the bitcoin is transferred in connection with the EFP transactions and (vi) how the CME ensures that the EFP transactions are executed at "commercially reasonable prices," including a description of what is deemed to be a commercially reasonable price. In this regard, we note your disclosure that you use the FBSP as the reference price for the bitcoin and the settlement price as the reference for the Futures Contracts and that all purchases or sales of bitcoin are settled on-chain.

RESPONSE:

The Sponsor has determined that the Fund’s previously stated portfolio investment restrictions on bitcoin holdings are commercially unwarranted. Consequently, all prior discussions about such Sponsor-imposed Investment Restrictions on Spot Bitcoin have been removed from the Prospectus.

The suggested revisions concerning EFP transactions by the Fund have been included in the Prospectus.

13.               Please describe how the Investment Restrictions on Spot Bitcoin mitigate the risk of manipulation of the Shares of the Fund and the bitcoin spot market, and clarify how a change of the SEC's view of the CME Bitcoin Futures market as a regulated market of significant size, the NAV of the Fund and the prevailing trading conditions on the Core Exchanges of the Benchmark impact the Investment Restrictions on Spot Bitcoin.

RESPONSE:

The requested disclosure is no longer applicable because all descriptions of the Investment Restrictions on Spot Bitcoin have been removed from the Prospectus. See response to Comment No. 12.

14.               We note your reference here to executing bitcoin transactions in a "regulated environment." Please revise to clarify, if true, that these transactions do not take place on a regulated exchange, and balance your disclosure by describing the relevant risks involved.

RESPONSE:

The phrase “regulated environment” has been omitted in lieu of a more complete description of how the Fund uses the RFQ and EFP processes and associated risks.

The Offering, page 12

15.               Your disclosure on page 13 that "[t]he Sponsor determines the value of the spot bitcoin held by the Fund based on a methodology that is entirely derived from the settlement prices of Bitcoin Futures Contracts on the CME and that [the Sponsor] considers all available facts and all available information on the valuation date" is inconsistent with your disclosure regarding the Benchmark methodology. Please revise for clarity here so that investors understand how the spot bitcoin holdings and Bitcoin Futures Holdings of the Fund are calculated for the purpose of determining the NAV and the NAV per Share of the Fund in connection with creations and redemptions.

RESPONSE:

The Prospectus Summary now contains a summary description of how the Fund’s bitcoin and Bitcoin Futures Contracts are valued for purposes of determining Fund NAV and NAV per Share. Please be advised that the Benchmark may only play a role in determining the NAV of the Fund when the Futures-Based Spot Price methodology is unavailable and the Sponsor determines that the Benchmark will be used as a fair value measure of the Fund’s bitcoin.

16.               Please revise to disclose whether any of the expenses paid by the Sponsor are capped. In addition, your disclosure on page 13 that the "[g]eneral expenses of the Trust will be allocated among the Fund and any future series of the Trust as determined by the Sponsor in its discretion" and your disclosure on page 37 that the Sponsor has the authority to "allocate expenses to and between the funds of the Trust" is inconsistent with your disclosure on page 12 that "[t]he Trust has been formed and will be operated with the goal that the Fund and any other series of the Trust will be liable only for obligations of such series, and a series will not be responsible for or affected by any liabilities or losses of or claims against any other series." Please revise for clarity and consistency.

RESPONSE:

Revised disclosure regarding the lack of expense caps and the Sponsor’s ability to allocate Trust expenses is included in the Prospectus.

17.               Please expand your summary of the Bitcoin Custodian to disclose the proportion of private keys that will be held in hot or cold storage, whether the assets stored by the Bitcoin Custodian will be commingled with assets of other customers and whether and to what extent the Custodian carries insurance for any losses of the Fund's custodied bitcoin.

RESPONSE:

The suggested disclosure revisions have been made in the Prospectus.

What are the Risk Factors Involved with an Investment in the Fund

Risks Related to Bitcoin and the Bitcoin Network

18.               Please add risk factors addressing front-running and wash trading in the spot bitcoin markets.

RESPONSE:

The suggested risk disclosures have been added in the Prospectus as suggested.

"Forks" in the Bitcoin Network could have adverse effects

19.               Please revise to disclose the Fund's policies related to forks and air drops, the terms of the Bitcoin Custodian's agreement that address forks and airdrops and whether the Sponsor has provided any instructions to the Bitcoin Custodian regarding forks and air drops.

RESPONSE:

The suggested disclosure revisions have been made in the Prospectus.

Rewards for mining bitcoin are designed to decline over time

20.               Please expand this risk factor to describe the halving of bitcoin mining rewards, including the timing of the halving events and quantitative information related to the historical, current and future size of the bitcoin mining rewards.

RESPONSE:

The suggested disclosure revisions have been made in the Prospectus.

Environmental risks from Bitcoin mining

21.               Please expand this risk factor to address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake, and discuss the regulations that U.S. states and foreign jurisdictions have passed or are currently considering that impact crypto asset mining.

RESPONSE:

The disclosure of risks related to reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake, and the regulations that U.S. states and foreign jurisdictions have passed or are currently considering that impact crypto asset mining have been added in the Prospectus as suggested.

Risks Related to Lack of Liquidity

Authorized Purchasers' buying and selling activity

22.               Your disclosure that Authorized Purchasers will purchase bitcoin in connection with creation orders and sell bitcoin in connection with redemption orders is inconsistent with your disclosure on page 32 and throughout that purchases and redemptions will be transacted in cash rather than in-kind. Similarly, in the second to last risk factor on page 32 you reference the Authorized Purchasers' ability to purchase and sell bitcoin in an efficient manner to effectuate creation and redemption orders and in the last risk factor on page 32 you state that Shares surrendered by Authorized Purchasers are redeemable in exchange for the underlying amount of bitcoin. Please revise as necessary.

RESPONSE:

The Fund only creates and redeems Share only for cash. Accordingly, this risk factor discussion has been revised.

Arbitrage transactions intended to keep the price of Shares

23.               Please expand this risk factor to provide examples of "unanticipated difficulties" in creations and redemptions.

RESPONSE:

The Prospectus risk factor has been expanded as suggested.

Regulatory Risk

24.               Please add risk factors and expand the risk factors in this subsection to identify and discuss material legislation or regulation, including pending legislation or regulation, related to bitcoin, the bitcoin market, crypto assets and the crypto asset markets in the U.S. and in foreign jurisdictions.

RESPONSE:

The suggested revisions to expand examples of material legislation and regulation have been made in the Prospectus.

There are technical and fundamental risks inherent in the trading system

25.               Please revise to clarify the risks that this risk factor is addressing by explaining what you mean by "other investment fund complex" and why the Sponsor's discontinuation in activities related to "other investment fund complex" could adversely affect the Fund, clarify what you mean by the quantitative models upon which the Sponsor's trading systems are based and clarify the types of trading decisions you are addressing in this risk factor.

RESPONSE:

The discussion concerning discontinuance of other fund complexes is no material to the Fund or the Sponsor and has been omitted from the Prospectus. Further information about the Sponsor’s quantitative models and trading systems have been included in the Prospectus.

The Fund could terminate at any time and cause liquidation

26.               We note your disclosure on page 31 that "[i]f the Sponsor and the Fund are unable to raise sufficient funds so that the expenses are reasonable in relation to the Fund's NAV, the Fund may be forced to terminate, and investors may lose all or part of their investment." Please revise to quantify or otherwise describe what "reasonable in relation to the Fund's NAV" means. In addition, we note your disclosure on page 36 that "[t]o the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some Shareholders." Please revise to quantify or otherwise describe what a "viable size" means.

RESPONSE:

The suggested revisions have been made in the Prospectus.

Fund assets may be depleted if investment performance does not exceed fees

27.               We note your disclosure on page 32 that "[i]n addition to certain fees paid to the Fund’s service providers, the Fund pays the Sponsor a fee of 0.94% of assets under management per annum, regardless of Fund performance." Please identify the fees paid to the Fund's service providers that are not paid by the Sponsor out of the Management Fee.

RESPONSE:

The Registrant notes it currently discloses all of the fees paid to the Fund’s service providers that are not paid out of the Management Fee under the caption “Contractual Fees and Compensation Arrangements with the Sponsor and Third-Party Service Providers”.

If a minimum number of Shares is outstanding, market makers may be less willing

28.               Please revise this risk factor to disclose whether you have in the past halted redemptions due to the number of Shares outstanding. In this regard, we note that, according to your website, on November 15, 2023, you had 50,000 Shares outstanding.

RESPONSE:

This discussion in the Prospectus has been clarified as suggested.

Potential Conflicts of Interest

The Sponsor's principals, officers or employees may trade bitcoin

29.               Please expand this risk factor to include affiliates of the Sponsor, and disclose here that the Administrator is an affiliate of the Sponsor.

RESPONSE:

The suggested revision has been made to the Prospectus.

Operation of the Fund

30.               Please revise to reconcile your disclosure here that the Fund expects that the Fund’s assets will be used to invest in Bitcoin Futures Contracts and cash and cash equivalents with the disclosure throughout the prospectus that the Fund also intends to use its assets to invest in bitcoin.

RESPONSE:

The suggested revision has been made in the Prospectus.

The Offering

The Fund's Investments in Spot Bitcoin

Custody of Bitcoin

31.               Please revise to describe the material terms of the Fund's agreement with the Bitcoin Custodian, including the term and a detailed description of the termination provisions that includes quantitative information regarding the "applicable notice" to the Fund and to the Sponsor in connection with the Bitcoin Custodian's decision to terminate the BitGo Agreement for cause, the "applicable notice" to the Bitcoin Custodian should the Sponsor choose to terminate the agreement and the termination fee that the Sponsor must pay in connection with terminating the agreement prior to its term. In addition, please disclose (i) the percentage of the Trust's private keys held in cold storage, (ii) the geographic location of where the Fund's assets will be stored, (iii) the degree to which the insurance policy protects the Fund's assets held by the Bitcoin Custodian so that investors understand both whether the insurance only covers the theft of assets directly related to the Bitcoin Custodian's custody of the private keys and how the coverage would be distributed among impacted Bitcoin Custodian clients, (iv) the Bitcoin Custodian's policies related to Incidental Rights, (iv) whether the Sponsor has provided instructions to the Bitcoin Custodian regarding airdrops or forks, (v) whether the counterparties in the EFP transactions transfer the bitcoin to the Bitcoin Custodian and (vi) whether the Bitcoin Custodian in the EFP transactions transfers the bitcoin to the counterparties. Also, we note your disclosure that clients may purchase additional insurance coverage in their own name through the BitGo underwriter. Please revise to disclose whether the Fund has done so, and, if so, the amount of coverage this provides.

RESPONSE:

The suggested discussion has been added in the Prospectus.

32.               Please add a section that describes the agreement and material terms of the custody agreement with the Custodian.

RESPONSE:

The material terms of the Bitcoin Custodian Agreement are disclosed in the Prospectus.

Other Trading Policies of the Fund

Exchange for Related Position

33.               Please expand this section to describe the Fund's policies related to when it would engage in EFRP transactions in connection with the creation and redemption of Shares.

RESPONSE:

EFRP transactions occur in the secondary market and have no relevance to Fund creation and redemption transactions. Consequently, the discussion of EFRP has been removed from the Prospectus.

The Fund's Investments in Cash and Cash Equivalents

34.               You state that most of the Fund’s investments are in cash and cash equivalents that support the Fund’s positions in bitcoin and Bitcoin Futures Contracts. Please revise to clarify how the Fund's investments in cash and cash equivalents support the Fund's positions in spot bitcoin.

RESPONSE:

The suggested discussion has been added in the Prospectus.

The Benchmark

Benchmark Calculation

35.               Please revise your disclosure to discuss the CIOC, including a brief discussion of how and when the methodology is reviewed for purposes of considering whether to modify the methodology or the list of Core Exchanges. Also include a brief description of each Core Exchange, including where it is located and how it is licensed and regulated. In addition, please revise to disclose the minimum trading volume necessary to qualify as a Core Exchange. Further, please revise to include a discussion of the Benchmark's contingency measures in the event of the absence of or insufficient inputs.

RESPONSE:

The suggested revisions have been made in the Prospectus under the caption “The Offering – The Benchmark – Core Exchanges”.

36.               Please revise to disclose how the real-time NQBTC is calculated and where it is published. Similarly, please disclose when and where the NQBTCS is published.

RESPONSE:

The suggested revisions are included in the Prospectus under the new sub-heading “– NQBTC-RT”.

The Fund's Service Providers

Support Agreement

37.               Please revise to disclose the term and termination provisions of the Support Agreement, and please revise to disclose the Prior Sponsor's obligations pursuant to the Support Agreement.

RESPONSE:

The suggested revisions have been made in the Prospectus.

Contractual Fees and Compensation Arrangements with the Sponsor and Third-Party Service Providers

38.               Please revise this table to include the fees and compensation arrangements with all of the Service Providers or include footnotes to the table to indicate which Service Provider fees are not included in the table.

RESPONSE:

The suggested footnote has been added.

Other Non-Contractual Payments by the Fund

39.               Please revise this section to disclose whether the Sponsor pays any expenses related to the EFP transactions for the sale and purchase of spot bitcoin, including any bitcoin transaction fees for on-chain transfers of bitcoin. In addition, we note that the Authorized Purchasers pay a $300 fee for each creation and redemption order. Please revise to disclose whether these fees may be used by the Fund to cover expenses related to the creations and redemptions.

RESPONSE:

The suggested revisions have been added to the Prospectus.

Calculating NAV

40.               We acknowledge your response to prior comment 7 and the related changes to your disclosure. Please note we are continuing to evaluate your response. In the interim, please address the following with respect to your valuation of bitcoin for financial statement purposes:

•	Provide us with your revised financial statement accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820;

RESPONSE:

Note 1 to the Fund’s financial statements has been revised to include the accounting policy on the valuation of bitcoin.

•	Tell us, and revise your disclosure to clearly state, whether you believe the methodology used to calculate the Fund's bitcoin holdings is consistent with U.S. GAAP;

RESPONSE:

The Futures Based Spot Price methodology (“FBSP”) used to calculate the bitcoin holdings is deemed to be consistent with U.S. GAAP. FBSP utilizes observable market inputs to arrive at a fair value for bitcoin. The Prospectus has been updated accordingly.

•	As the trust is expected to primarily transact with the bitcoin markets through the Authorized Participant, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participant;

RESPONSE:

The trust will participate with Authorized Participants in cash only transactions and as a result, identifying a principal market is not applicable.

•	Tell us if you and/or your Authorized Participant plan to transact in multiple markets. If so, please ensure that your accounting policy reflects that fact and describes the types of markets in which you and/or your Authorized Participant expect to transact. In that regard, we note that ASC 820-10-35-36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market);

RESPONSE:

The trust will participate with Authorized Participants in cash only transactions and the accounting policy reflects that appropriately.

•	Confirm for us that your principal market will be one which you and/or your Authorized Participant will be able to access and clarify whether you anticipate your principal market to be one in which you and/or your Authorized Participant will normally transact. Refer to ASC Topics 820-10-35-6A and 820-10-35-5A, respectively; and

RESPONSE:

The trust will participate with Authorized Participants in cash only transactions and as a result, identifying a principal market is not applicable.

•	Tell us how the third-party vendor will be involved in determining the fair value of bitcoin for financial statement purposes, including the determination of the principal market. In that regard, we note your disclosure that you will engage a third-party vendor to obtain a price from "a" principal market for bitcoin. Please confirm for us that you expect the third-party vendor to determine the principal market for the reporting entity, and not a principal market for bitcoin in general (as suggested by your disclosure). Reference is made to ASC Topic 820-10-35-6A which indicates the principal market shall be considered from the perspective of the reporting entity.

RESPONSE:

The trust will not engage a third-party vendor that will provide a price for bitcoin valuation. The trust will utilize the FBSP methodology. FBSP derives a spot price for bitcoin by a weighted averaging of CME published Bitcoin Futures Contracts settlement prices as of each date of calculation, including for financial statement purposes. The trust will source CME principal market data from certain data vendors to utilize in the FBSP methodology.

41.               We note your disclosure on page 52 states that the BRR is published at 4:00 p.m. London time but, on page 70, you disclose that the Sub-Administrator uses the settlement price reported by the CME between 14:59 and 15:00 CT and that the NAV for a particular day is released after 4:15 p.m. ET. Please revise here to disclose how the BRR calculated by the CME is used to calculate the value of the Bitcoin Futures and the spot bitcoin held by the fund in order to determine the NAV and the NAV per Share for the purposes of creations and redemptions. In addition, please revise to disclose the calculation used by the BRR, including how the data from the Constituent Exchanges is used and include a brief description of each Constituent Exchange, including how they are selected as a Constituent Exchange, the volume of each, the market share of each, the location of each and how each is licensed and regulated. In addition, please provide a brief description of the contingency provisions of the BRR methodology.

RESPONSE:

Please be advised that the Fund does not use BRR to value the Bitcoin Futures Contracts or spot bitcoin for determination of Fund NAV or NAV per Share. A discussion of BRR and its calculation and use, revised to address the Staff’s comment, appears under the captions “Prospectus Summary – Bitcoin Futures Contracts” and “The Offering – Operations of the Fund – Bitcoin Futures Contracts”.

42.               Please revise to disclose the methodology used to calculate the NAV of the Fund for purposes of creations and redemptions if the BRR is not published. In addition, please disclose how ICE Data Indices, LLC calculates the indicative fund value.

RESPONSE:

The Prospectus disclosure on how the Fund calculates NAV has been expanded. Further, the suggested disclosure concerning the calculation of indicative fund value has been added to the Prospectus. As noted in response to Comment No. 41, BRR is not used to calculate NAV of the Fund for purposes of creations and redemptions.

Creation and Redemption of Shares

Determination of Required Deposits

43.       We note your disclosure on page 74 that "[t]he Sponsor determines, directly in its sole discretion or in consultation with the Custodian and the Sub-Administrator, the requirements for cash and/or cash equivalents, including the remaining maturities of the cash equivalents, which may be included in deposits to create baskets." Please revise to disclose the criteria that the Sponsor considers in regards to whether cash equivalents will be accepted as payment for Shares, including the maximum maturities of cash equivalents that the Sponsor will accept. Similarly, please disclose the criteria the Sponsor considers in regards to whether cash equivalents will be used in connection with redemptions. In addition, we note your disclosure that "[i]f cash equivalents are to be included in a Creation Basket Deposit for orders placed on a given business day, the Sub-Administrator will publish an estimate of the Creation Basket Deposit requirements at the beginning of such day." Please tell us why the Sub-Administrator only provides an estimate of the Creation Basket Deposit if the Sponsor has determined that it will accept cash equivalents as payment for Shares.

RESPONSE:

The Fund neither accepts nor delivers cash equivalents in Share creation and redemption, respectively, transactions. The relevant disclosure in the Prospectus has been revised accordingly.

44.       Please disclose the policies related to purchasing Bitcoin Futures Contracts after receiving cash or cash equivalents in connection with creations, including whether the amounts due to the Sponsor for the Management Fee and other Fund expenses are taken into consideration when determining the number of Bitcoin Future Contracts that may be purchased after receiving cash or cash equivalents for creations. Similarly, disclose the policies related to selling Bitcoin Futures Contracts or bitcoin in connection with redemptions.

RESPONSE:

The NAV per Share of the Fund used for creation transactions is calculated net of the accrued and unpaid Management Fee and other Fund expenses. Additional, disclosure in response to the Staff’s comment appears under the caption “The Offering – Use of Proceeds”.

45.       Please revise to add disclosure clarifying whether the Authorized Participants bear the risk of price movements of the underlying assets of the Shares with respect to cash creations and redemptions.

RESPONSE:

The suggested disclosure has been added to the Prospectus under the caption “The Offering – Creation and Redemption of Shares – Delivery of Required Deposits”.

46.       Please revise to disclose the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.

RESPONSE:

The suggested disclosure has been added to the Prospectus under the caption “The Offering – Creation and Redemption of Shares – Impact on the Arbitrage Mechanism”.

Suspension and Rejection of Purchase Orders

47.       Please revise to provide a description of what is deemed to be an emergency affecting the handling of cash equivalents such that the Sponsor may choose to suspend the purchase order to delay its settlement, and please disclose what is deemed to be an emergency such that the delivery, disposal or evaluation of cash equivalents in not reasonably practicable in connection with redemption orders. In addition, revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.

RESPONSE:

The suggested revisions have been made in the Amendment.

Use of Proceeds

48.       Please revise to provide a materially complete description of the mechanics of purchasing and selling spot bitcoin for the Fund. Please describe, for example, which party will enter into EFP transactions on behalf of the Fund, whether the Fund has identified any private counterparties with which it intends to trade, whether there is a risk that the Fund will be able to negotiate transactions in sufficient quantities to meet its investment objective and whether the Fund expects to enter into EFP transactions whenever there is a creation or redemption order. Please also explain what you mean by the statement that the physical leg of the transaction will be settled bilaterally, including a description of how the bitcoin will be transferred from the EFP counterparty to the Bitcoin Custodian, and vice versa.

RESPONSE:

The suggested revisions have been made in the Prospectus under the captions “The Offering – The Fund’s Investments in Spot Bitcoin” and “– Use of Proceeds”.

The Sponsor Has Conflicts of Interest

49.       Please revise to disclose whether there is a code of conduct or other requirements for pre- clearance of bitcoin-related transactions that apply to the Sponsor's affiliates.

RESPONSE:

The suggested discussion has been added in the Prospectus.

Information You Should Know

50.       Please revise to include the following for the Hashdex Bitcoin Futures ETF, a series of the Teucrium Commodity Trust, or tell us why you are not required to provide the information:

•	Management's discussion and analysis of financial condition and results of operations (refer to Item 303 of Regulation S-K); and
•	Quantitative and qualitative disclosures about market risk (refer to Item 305 of Regulation S-K).

RESPONSE:

The Prospectus discussion under the caption “The Offering” has been revised to include management’s discussion of Fund performance and quantitative and qualitative disclosures about market risk relevant to the Predecessor Fund.

Hashdex Bitcoin Futures ETF, a series of the Tidal Commodities Trust I

Financial Statements, page F-1

51.       We note that you have provided an audited balance sheet for Hashdex Bitcoin Futures ETF, a series of Tidal Commodities Trust I, the sole fund as of October 24, 2023. Please note that audited financial statements must also be provided for the registrant, Tidal Commodities Trust I. Refer to Question 104.01 of the Compliance and Disclosure Interpretations for Securities Act Sections.

RESPONSE:

The audited combined financial statements of the Registrant have been added to the Prospectus.

52.       We note that you included placeholders in the filing for the audit reports of Hashdex Bitcoin Futures ETF, a series of the Tidal Commodities Trust I, and Hashdex Bitcoin Futures ETF, a series of the Teucrium Commodity Trust. In your next amendment, please include those audit reports if they are available.

RESPONSE:

The suggested audit reports have been added to the Prospectus.

Note 1. Organization and Significant Accounting Policies, page F-3

53.       Please include accounting policies for creations and redemptions and calculating the net asset value.

RESPONSE:

The suggested accounting policies have been added to the Prospectus.

Hashdex Bitcoin Futures ETF, a series of the Teucrium Commodity Trust

Financial Statements, page F-6

54.       On pages F-7 through F-12 you refer to the Predecessor Fund. Please revise to include the name of the entity.

RESPONSE:

The suggested name revision has been made in the Prospectus.

*      *      *      *

The Registrant and Tidal Investments LLC, as the sponsor of the Registrant, acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely,

/s/ Peter J. Shea

Peter J. Shea

cc:

Ms. Sandra Hunter Berkheimer, Division of Corporation Finance

Ms. Sonia Bednarowski, Division of Corporation Finance

Mr. Justin Dobbie, Division of Corporation Finance

Ms. Michelle Miller, Division of Corporation Finance

Ms. Kate Tillan, Division of Corporation Finance

Mr. Guillermo Trias, Tidal Financial Group

Mr. Daniel Carlson, Tidal Financial Group

Mr. Michael Pellegrino, Tidal Financial Group

Mr. Brian Doyle-Wenger, K&L Gates LLP

Hashdex Bitcoin ETF (DEFI)

Hashdex

Dec 2023

Fund Summary

The Hashdex Bitcoin ETF ("Fund") is sponsored by Tidal Financial Group and provides exposure to bitcoin through a cost-effective and regulated exchange-traded fund. Bitcoin allows users to send and receive payments across the world, without needing a centralized authority to guarantee the transactions.

The Fund invests directly in bitcoin, providing investors the opportunity to capitalize on the cryptocurrency's growth potential and the prospect of a decentralized future, without the complexities of self custody.

Ticker	DEFI
CUSIP	88166A805
Exchange	NYSE Arca

About the Strategy

The Fund provides investors access to the world's first and largest cryptocurrency, investing primarily in bitcoin. The Fund may also invest up to 5% to bitcoin futures contracts for the primary purpose of using such contracts to acquire physical bitcoin through exchange-for-physical transactions on the regulated Chicago Mercantile Exchange, Inc bitcoin futures market and to offset cash and receivables for better tracking the Benchmark.

The Fund is a commodity pool that trades on the NYSE Arca exchange under the symbol DEFI. The Fund's investment objective is for changes in the Shares' net asset value ("NAV") to reflect the daily changes of the price of the Nasdaq Bitcoin Reference Price - Settlement (NQBTCS) (the "Benchmark"), less expenses from the Fund's operations.

Fund Details

Inception Date	09/15/2022
Number Of Holdings	3
Expense Ratio	0.9%
ISIN	US88166A8053
IIV	DEFIUSIV
Benchmark Index	**NQBTCS - Nasdaq Bitcoin Reference Price - Settlement**
Options	Not currently available

HASHDEX **BITCOIN ETF** (DEFI) HASHDEX.COM

1 2 3

Hashdex Bitcoin ETF (DEFI) Dec 2023 Fund Details HASHDEX BITCOIN ETF (DEFI) HASHDEX.COM 1 2 3 Ticker DEFI CUSIP 88166A805 Exchange NYSE Arca Inception Date 09/15/2022 Number Of Holdings 3 Expense Ratio 0.9% ISIN US88166A8053 IIV DEFIUSIV NQBTCS - Nasdaq Bitcoin Reference Price - Settlement Benchmark Index Options Not currently available

Hashdex Bitcoin ETF (DEFI) | Dec 2023 HASHDEX BITCOIN ETF (DEFI) HASHDEX.COM 1 2 3 type YTD 1 Mo 3 Mo 6 Mo Market Price 148.09% 14.68% 60.59% 36.87% Since Inception 113.88% Fund Nav 148.05% 14.74% 60.81% 36.81% 114.10% Benchmark 142.22% 14.42% 60.65% 36.46% 107.18% ▼ The performance data quoted represents past performance. Past performance does not guarantee results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost and current performance may be lower or higher than the performance quoted. For the most recent month-end performance, please visit the Fund's website at http://hashdex-etfs.com. The market price is the final price at which a security is traded on a given trading day. Net Asset Value (NAV) is value per share on a specific date or time. Returns less than one year are cumulative. Because the Fund will invest primarily in bitcoin, an investment in the Fund will subject the investor to the risks of the bitcoin market, and this could result in substantial fluctuations in the price of the Fund's shares. Performance Return as of Dec 21, 2023 Fund Description The Fund is a commodity pool that issues Shares that may be purchased and sold on NYSE Arca. The Fund’s investment objective is for changes in the Shares’ NAV to reflect the daily changes of the price of the Nasdaq Bitcoin Reference Price, less expenses from the Fund’s operations. Under normal market conditions, the Fund aims to maximize its investments in physical bitcoin such that it is expected that at least 95% of the Fund’s assets will be invested in bitcoin, and up to 5% may be invested in Bitcoin Futures Contracts and in cash and cash equivalents. The Fund employs Foreside Fund Services, LLC, a wholly-owned subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group) as the marketing agent for the Fund. The marketing agent agreement among the marketing agent, the sponsor, and the Trust calls for the marketing agent to work with the custodian in connection with the receipt and processing of orders for creation baskets and redemption baskets and the review and approval of all Fund sales literature and advertising material. The marketing agent’s principal business address is Three Canal Plaza, Suite 100, Portland, Maine 04101. The marketing agent is a broker-dealer registered with the U.S. Securities and Exchange Commission and a member of FINRA. The Fund is a series of the Tidal Commodities Trust I. The sponsor to the Fund is Tidal Investments, LLC, which receives a management fee. The sponsor is registered as a commodity pool operator with the Commodity Futures Trading Commission and is a member of the National Futures Association. Hashdex Asset Management Ltd. will serve as the Fund's digital asset adviser and will assist the sponsor and marketing agents with research and investment analysis regarding bitcoin and bitcoin markets for use in the marketing of the Fund. The digital asset adviser will also provide the Fund with marketing services including, but not limited to, branding, the issuance of press releases, preparation of website data content, holding promotional webinars and engaging in promotional activities through social media outlets. Hashdex Asset Management Ltd. has no responsability for the investment or management of the Fund's investment portfolio or for the overall performance or operation of the Fund. For more information pertaining to the relationship of companies involved in the Fund please read the prospectus

Hashdex Bitcoin ETF (DEFI) | Dec 2023 HASHDEX BITCOIN ETF (DEFI) HASHDEX.COM 1 2 3 Investment in Bitcoin Bitcoin is a digital asset or cryptocurrency that is a unit of account on the bitcoin network (“Bitcoin Network”), an open source, decentralized peer-to-peer computer network. The ownership and operation of bitcoin is determined by purchasers in the Bitcoin Network. The Bitcoin Network connects computers that run publicly accessible, or open source, software that follows the rules and procedures governing the Bitcoin Network. This is commonly referred to as the Bitcoin Protocol. Bitcoin may be held, may be used to purchase goods and services or may be exchanged for fiat currency. No single entity owns or operates the Bitcoin Network, and the value of bitcoin is not backed by any government, corporation or other entity. Instead the value of bitcoin is determined in part by the supply and demand in markets created to facilitate the trading of bitcoin. Public key cryptography protects the ownership and transaction records for bitcoin. Because the source code for the Bitcoin Network is open source, anyone can contribute to its development. At this time, the ultimate supply of bitcoin is finite and limited to 21 million “coins” with the number of bitcoin available increasing gradually as new bitcoin supplies are mined until the 21 million current protocol cap is reached. The following factors, among others, may affect the price and market for bitcoin: • How widely bitcoin is adopted, including the use of bitcoin as a payment. • The regulatory environment for cryptocurrencies, which continues to evolve in the U.S., and which may delay, impede, or restrict the adoption or use of bitcoin. • Speculative activity in the market for bitcoin, including by holders of large amounts of bitcoin, which may increase volatility. • Cyberattacks, including the risk that malicious actors will exploit flaws in the code or structure of bitcoin, control the blockchain, steal information or cause disruptions to the internet. • Rewards for mining bitcoin are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the Bitcoin Network. • The open-source nature of the Bitcoin Network may result in forks, or changes to the underlying code of bitcoin that result in the creation of new, separate digital assets. • Fraud, manipulation, security failure or operational problems at bitcoin exchanges that result in a decline in adoption or acceptance of bitcoin. • Scalability as the use of bitcoin expands to a greater number of users. The Fund primarily holds bitcoin and may hold bitcoin futures contracts. Because the Fund’s investment objective is to track the price of the Benchmark, changes in the price of the Shares may vary from changes in the spot price of bitcoin. An investment in the Fund involves a degree of risk and you could incur a partial or total loss of your investment in the Fund. - Commodities and futures generally are volatile, and instruments whose underlying investments include commodities and futures are not suitable for all investors. - The material must be preceded or accompanied by a prospectus. Please read the prospectus carefully before investing. To obtain a current prospectus visit the link below: http://hashdex-etfs.com - The Fund is a commodity pool regulated by the Commodity Futures Trading Commission. - The Fund, which is an ETP, is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder. - Because the Fund will invest primarily in BITCOIN, an investment in the Fund will subject the investor to the risks of the BITCOIN market, and this could result in substantial ��uctuations in the price of the Fund's shares. - Shares of the Fund are not insured by the Federal Deposit Insurance Corporation ("FDIC"), may lose value and have no bank guarantee. - Unlike mutual funds, the Fund generally will not distribute dividends to its shareholders. Investors may choose to use the Fund as a means of investing indirectly in bitcoin, and there are risks involved in such investments. - This material is not an offer or solicitation of any kind to buy or sell any securities outside of the United States of America. Definitions - The Benchmark is NQBTCS - Nasdaq Bitcoin Reference Price - Settlement, it attempts to track the average bitcoin spot price by capturing the notional value of bitcoin USD transactions reported by selected public data sources as measured by Nasdaq, Inc. The Benchmark is calculated and published once a day on business days at 3pm, New York Time by CF Benchmarks Limited (https://www.cfbenchmarks.com/data/indices/NQBTCS) or other Nasdaq designated calculation agent.